April 18, 2011

Mr. David R. Humphrey
Accounting Branch Chief
U. S. Securities and Exchange Commission
Washington DC  20549-3561

Re:	Bowl America Incorporated Form 10-K filed September 24, 2010 and Definitive Proxy Statement Filed October 25, 2010

Dear Mr. Humphrey:

I am writing on behalf of Bowl America Incorporated (“Bowl America” or the Company”) in response to your Staff’s letter of comments, dated April 7, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended June 27, 2010 (the “Form 10-K”) and the Definitive Proxy Statement filed October 25, 2010.  Set forth below are the comments contained in your letter and the Company’s response thereto.

Form 10-K filed September 24, 2010

ITEM 9A. CONTROLS AND PROCEDURES, page 4

Internal Control over Financial Reporting, page 4

COMMENT:     1.  Please refer to page nine.  In future filings please revise to include the Management’s Annual Report on Internal Control Over Financial Reporting under Item 9A, or specifically incorporate this information into Item 9A pursuant to Exchange Act Rule 12b-23(a)(2).

RESPONSE:  In future filings we will include the Management’s Annual Report on Internal Control Over Financial Reporting under Item 9A, or specifically incorporate this information into Item 9A pursuant to Exchange Act Rule 12b-23(a)(2).

Definitive Proxy Statement Filed October 25, 2010

General

COMMENT:    2.  Please confirm that in future filings you will provide information responsive to Item 407(c)(2)(vi) of Regulation S-K regarding your policy regarding whether you consider diversity in identifying nominees for director.

RESPONSE:  In future filings we will provide information responsive to Item 407(c)(2)(vi) of Regulation S-K regarding whether we consider diversity in identifying nominees for director.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Thomas L. James, Esq. of Foley & Lardner LLP, our counsel, at (202) 295-4012 or the undersigned at (703) 941-6300 if you have any questions regarding the above matters.

Sincerely,

Cheryl A. Dragoo
Chief Financial Officer

cc:  Thomas L. James, Esq.